UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Amendment No. 7

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Lancaster Colony Corporation
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

513847103
(CUSIP Number)

Lawrence Cutler
D.B. Zwirn & Co, L.P.
745 Fifth Avenue, 18th Floor
New York, NY 10151

(646) 720-9000
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

June 16, 2008
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

(Continued on following pages)

(Page 1 of 15 Pages)

CUSIP No. 513847103	SCHEDULE 13D/A	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON D.B. Zwirn Special Opportunities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,585
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 31,585
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 31,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.11%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 513847103	SCHEDULE 13D/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON D.B. Zwirn Special Opportunities Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,623
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 61,623
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.21%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 513847103	SCHEDULE 13D/A	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON HCM/Z Special Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,219
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 7,219
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.03%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 513847103	SCHEDULE 13D/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON D.B. Zwirn & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,427
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 100,427
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.35%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 513847103	SCHEDULE 13D/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON DBZ GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,427
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 100,427
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.35%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 513847103	SCHEDULE 13D/A	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Zwirn Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,427
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 100,427
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.35%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 513847103	SCHEDULE 13D/A	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON Daniel B. Zwirn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,427
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 100,427
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.35%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 513847103	SCHEDULE 13D/A	Page 9 of 15 Pages

This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2007, as amended by that certain Amendment No. 1 filed with the SEC on June 18, 2007, that certain Amendment No. 2 filed with the SEC on June 25, 2007, that certain Amendment No. 3 filed with the SEC on July 23, 2007, that certain Amendment No. 4 filed with the SEC on September 17, 2007, that certain Amendment No. 5 filed with the SEC on September 21, 2007 and that certain Amendment No. 6 filed with the SEC on October 10, 2007 (collectively, the “Statement”) by and on behalf of the Reporting Entities (as defined in Item 2) and others with respect to the common stock, no par value per share (the “Common Stock”), of Lancaster Colony Corporation, an Ohio corporation (the “Company”), in order to disclose that, as more fully set forth in Items 2 and 4 below, the Reporting Entities have determined to no longer file a joint statement on Schedule 13D with the Barington Entities (as defined below). The principal executive offices of the Company are located at 37 West Broad Street, Columbus, Ohio 43215.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

(a) - (c) This Statement is being filed by D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd., HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

The Reporting Entities have previously reported together with Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC and Ronald Gross (collectively, the "Barington Entities") regarding their respective interests in the Common Stock because they might have been deemed to constitute a "group" with respect to such Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  As of the close of business on June 16, 2008, the Reporting Entities and the Barington Entities decided to make decisions regarding their respective investments in shares of Common Stock independently of each other, and in particular will no longer act together for the purpose of acquiring, holding, disposing of or voting securities of the Company.  As a result, the Reporting Entities disclaim membership in any "group" with the Barington Entities, for purposes of Section 13(d)(3) of the Exchange Act or otherwise, and will no longer be filing a joint Statement on Schedule 13D with the Barington Entities.

The Reporting Entities note that they and the Barington Entities each remain parties to an Agreement with the Company, dated as of October 9, 2007 (the “Agreement”), described in, and filed as an exhibit to, Amendment No. 6 to this Statement, but disclaim membership in any “group” for the foregoing purposes by reason of any continuing rights and obligations under the Agreement.

D.B. Zwirn Special Opportunities Fund, L.P. is a Delaware limited partnership formed to be a private investment fund. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, L.P. is 745 Fifth Avenue, 18th Floor, New York, New York 10151.

CUSIP No. 513847103	SCHEDULE 13D/A	Page 10 of 15 Pages

D.B. Zwirn Special Opportunities Fund, Ltd. is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, Ltd. is c/o GlobeOp Financial Services LLC, 156 West 56th Street, 6th Floor, New York, NY 10019. HCM/Z Special Opportunities LLC is an exempted company organized under the laws of the Cayman Islands formed to be used as an investment vehicle. The address of the principal business and principal office of HCM/Z Special Opportunities LLC is c/o Highbridge Capital Corporation, Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies. There are no officers of D.B. Zwirn Special Opportunities Fund, Ltd. or HCM/Z Special Opportunities LLC. The directors of D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

The manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC is D.B. Zwirn & Co., L.P. D.B. Zwirn & Co., L.P. is a Delaware limited partnership. The principal business of D.B. Zwirn & Co., L.P. is acting as the manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC. The address of the principal business and principal office of D.B. Zwirn & Co., L.P. is 745 Fifth Avenue, 18th Floor, New York, New York 10151. The general partner of D.B. Zwirn & Co., L.P. is DBZ GP, LLC. DBZ GP, LLC is a Delaware limited liability company that acts as the general partner of D.B. Zwirn & Co., L.P. The address of the principal business and principal office of DBZ GP, LLC is 745 Fifth Avenue, 18th Floor, New York, New York 10151.

The managing member of DBZ GP, LLC is Zwirn Holdings, LLC. Zwirn Holdings, LLC is a Delaware limited liability company that acts as the managing member of DBZ GP, LLC. The address of the principal business and principal office of Zwirn Holdings, LLC is 745 Fifth Avenue, 18th Floor, New York, New York 10151. Daniel B. Zwirn is the managing member of Zwirn Holdings, LLC. The business address of Mr. Zwirn is c/o D.B. Zwirn & Co., L.P., 745 Fifth Avenue, 18th Floor, New York, New York 10151.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Daniel B. Zwirn is a citizen of the United States.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and restated as follows:

CUSIP No. 513847103	SCHEDULE 13D/A	Page 11 of 15 Pages

As discussed in Item 2 above, the Reporting Entities are no longer filing a joint statement on Schedule 13D with the Barington Entities. As of the close of business on June 16, 2008, each of the Reporting Entities has ceased to be the beneficial owner of more than five percent of the Issued and Outstanding Shares (as defined in Item 5).

Each of the Reporting Entities continues to beneficially own the shares of Common Stock to which this Statement relates for investment purposes in the ordinary course of business pursuant to the investment strategies of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC.

Since the filing of the last statement, representatives of the Barington Entities while members of a group with the Reporting Entities had engaged in conversations with representatives of the Company regarding the Company’s obligations under the Agreement.

Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Depending on various factors, the Company's financial position and business strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, voting their shares of Common Stock to support or oppose the acquisition of the Company, tendering into an offer to purchase the Company's Common Stock, purchasing additional shares of Common Stock or any of the Company's debt or equity securities, selling or otherwise disposing of some or all of their shares of Common Stock or any of the Company's debt or equity securities, short selling or otherwise hedging some or all of their shares of Common Stock or any of the Company's debt or equity securities, in each case, in the open market or in privately negotiated transactions or otherwise, or changing their intention with respect to any and all matters referred to in this Item 4. The Reporting Entities intend to review their investment in the Company on a continuing basis and may or may not engage in discussions with management of the Company and/or any potential acquirer of the Company concerning the business, operations and future plans of the Company.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

(a)        As of the close of business on June 16, 2008, D.B. Zwirn Special Opportunities Fund, L.P. beneficially owns 31,585 shares of Common Stock, representing approximately 0.11% of the shares of Common Stock presently outstanding based upon the 28,723,000 shares of Common Stock reported by the Company to be issued and outstanding as of April 30, 2008 in its Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008 (the “Issued and Outstanding Shares”). As of the close of business on June 16, 2008, D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special

CUSIP No. 513847103	SCHEDULE 13D/A	Page 12 of 15 Pages

Opportunities LLC beneficially own 61,623 shares and 7,908 shares of Common Stock, respectively, representing approximately 0.21% and 0.03%, respectively, of the Issued and Outstanding Shares.

As the manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P. may be deemed to beneficially own the 31,585 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 61,623 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 7,219 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 100,427 shares, representing approximately 0.35% of the Issued and Outstanding Shares. As general partner of D.B. Zwirn & Co., L.P., DBZ GP, LLC may be deemed to beneficially own the 31,585 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 61,623 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 7,219 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 100,427 shares, representing approximately 0.35% of the Issued and Outstanding Shares. As the managing member of DBZ GP, LLC, Zwirn Holdings, LLC may be deemed to beneficially own the 31,585 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 61,623 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 7,219 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 100,427 shares, representing approximately 0.35% of the Issued and Outstanding Shares. As the managing member of Zwirn Holdings, LLC, Daniel B. Zwirn may be deemed to beneficially own the 31,585 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 61,623 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 7,219 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 100,427 shares, representing approximately 0.35% of the Issued and Outstanding Shares. Mr. Zwirn has sole voting and dispositive power with respect to the 31,585 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 61,623 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 7,219 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC. Mr. Zwirn disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(b)       Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a).

(c) Not applicable.

(d) Not applicable.

(e)        As a result of the Reporting Entities no longer being deemed to be a "group" with any of the Barington Entities, as more fully set forth in Items 2 and 4 above, each of the Reporting Entities

CUSIP No. 513847103	SCHEDULE 13D/A	Page 13 of 15 Pages

ceased to be the beneficial owner of more than five percent of the Issued and Outstanding Shares as of the close of business on June 16, 2008.

Each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

The Reporting Entities are parties to an agreement with respect to the joint filing of this Statement, and any amendments thereto.  A copy of such agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.	Exhibit Description

24.1	Power of attorney for Daniel B. Zwirn dated November 7, 2007.
99.1

Agreement of Joint Filing among D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd., HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn dated June 16, 2008 (which supersedes and replaces the Agreement of Joint Filing dated March 19, 2007, as previously filed as Exhibit 99.1 to the Schedule 13D filed with the SEC on March 19, 2007).

CUSIP No. 513847103	SCHEDULE 13D/A	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 16, 2008

D.B. ZWIRN SPECIAL OPPORTUNITIES	D.B. ZWIRN SPECIAL OPPORTUNITIES
FUND, L.P.	FUND, LTD.
By: D.B. Zwirn & Co., L.P.	By: D.B. Zwirn & Co., L.P.
By: DBZ GP, LLC,	By: DBZ GP, LLC,
its General Partner	its General Partner
By: Zwirn Holdings, LLC,	By: Zwirn Holdings, LLC,
its Managing Member	its Managing Member

D.B. ZWIRN & CO., L.P.	ZWIRN HOLDINGS, LLC
By: DBZ GP, LLC,
its General Partner
By: Zwirn Holdings, LLC,
its Managing Member

DBZ GP, LLC	HCM/Z SPECIAL OPPORTUNITIES LLC
By: Zwirn Holdings, LLC,	By: D.B. Zwirn & Co., L.P.
its Managing Member	By: DBZ GP, LLC,
its General Partner
By: Zwirn Holdings, LLC,
its Managing Member

By:	/s/ Lawrence D. Cutler
Name: Lawrence D. Cutler
Title: Authorized Signatory

/s/ Lawrence D. Cutler
LAWRENCE D. CUTLER, as Attorney-in-
Fact for Daniel B. Zwirn

CUSIP No. 513847103	SCHEDULE 13D/A	Page 15 of 15 Pages

SCHEDULE I

Directors of D.B. Zwirn Special Opportunities Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Daniel B. Zwirn	Managing Partner of D.B.	745 Fifth Avenue
Director	Zwirn	18th Floor
	& Co., L.P.	New York, NY 10151

Alison Nolan	Managing Director of Athena	Ugland House, 113 South
Director	International Management	Church Street, George
	Limited	Town,
Grand Cayman

Gary Linford	Managing Director of	Grand Pavillion, 802 West
Director	DirectorsPlus Limited	Bay Road, Grand Cayman,
Cayman Islands

Directors of HCM/Z Special Opportunities LLC

Name and Position	Principal Occupation	Principal Business Address

Glenn R. Dubin	Managing Member/Co-	9 West 57th Street
Director	Founder	27th Floor
	of Highbridge Capital	New York, NY 10019
Management and Co-
Chairman
of Dubin & Swieca Capital
Management

Hugh G. Thompson	Senior Vice President of	PO Box 1093GT
Director	Maples	Queensgate House
	Finance Limited	South Church Street,
George
Town
Grand Cayman, Cayman
Islands

EXHIBIT 24.1

POWER OF ATTORNEY

The undersigned hereby appoints David C. Lee and Lawrence D. Cutler, or either of them, his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by D.B. Zwirn & Co., L.P. or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of David C. Lee and Lawrence D. Cutler, or either of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule l3Ds, Schedule l3Gs, Forms 3, Forms 4, or Forms 5 unless revoked earlier in writing.

Date:	November 7, 2007

/s/ Daniel B. Zwirn
Daniel B. Zwirn

EXHIBIT 99.1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: June 16, 2008

D.B. ZWIRN SPECIAL OPPORTUNITIES	D.B. ZWIRN SPECIAL OPPORTUNITIES
FUND, L.P.	FUND, LTD.
By: D.B. Zwirn & Co., L.P.	By: D.B. Zwirn & Co., L.P.
By: DBZ GP, LLC,	By: DBZ GP, LLC,
its General Partner	its General Partner
By: Zwirn Holdings, LLC,	By: Zwirn Holdings, LLC,
its Managing Member	its Managing Member

D.B. ZWIRN & CO., L.P.	ZWIRN HOLDINGS, LLC
By: DBZ GP, LLC,
its General Partner
By: Zwirn Holdings, LLC,
its Managing Member

DBZ GP, LLC	HCM/Z SPECIAL OPPORTUNITIES LLC
By: Zwirn Holdings, LLC,	By: D.B. Zwirn & Co., L.P.
its Managing Member	By: DBZ GP, LLC,
its General Partner
By: Zwirn Holdings, LLC,
its Managing Member

By:	/s/ Lawrence D. Cutler
Name: Lawrence D. Cutler
Title: Authorized Signatory

/s/ Lawrence D. Cutler
LAWRENCE D. CUTLER, as Attorney-in-
Fact for Daniel B. Zwirn